Exhibit 99.3
20 August 2008
James Hardie Industries N.V.
Results for the 1st Quarter Ended 30 June 2008

	Three Months Ended 30 June
US GAAP - US$ Millions	FY 2009		FY 2008		% Change
Net Sales
USA and Europe Fibre Cement		$281.7		$353.2	(20)
Asia Pacific Fibre Cement		83.3		71.2	17

Total Net Sales		$365.0		$424.4	(14)
Cost of goods sold		(241.0)		(257.5)	6

Gross profit		124.0		166.9	(26)
Selling, general and administrative expenses		(53.3)		(55.5)	4
Research & development expenses		(7.3)		(6.3)	(16)
Asbestos adjustments		(40.5)		(30.1)	(35)

EBIT		22.9		75.0	(69)
Net interest (expense) income		(1.1)		0.5	—

Operating profit before income taxes		21.8		75.5	(71)
Income tax expense		(20.4)		(36.4)	44

Net operating profit		$1.4		$39.1	(96)

Earnings per share — diluted (US cents)		0.3		8.3	(96)

Volume (mmsf)
USA and Europe Fibre Cement		468.5		584.6	(20)
Asia Pacific Fibre Cement		101.9		98.0	4

Average net sales price per unit (per mmsf)
USA and Europe Fibre Cement	US$	601	US$	604	—
Asia Pacific Fibre Cement	A$	867	A$	873	(1)
In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 10. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent or derived from certain GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”; and Non-US GAAP financial measures (“EBIT excluding asbestos”, “EBIT margin excluding asbestos”, “Net operating profit excluding asbestos”, “Diluted earnings per share excluding asbestos”, “Operating profit before income taxes excluding asbestos” and “Effective tax rate excluding asbestos” and EBITDA). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.
Management’s Analysis of Results: James Hardie – 1st Quarter FY09

Total Net Sales
Total net sales for the quarter decreased 14% compared to the same quarter of the previous year, from US$424.4 million to US$365.0 million.
Net sales from USA and Europe Fibre Cement for the quarter decreased 20% from US$353.2 million to US$281.7 million due to a reduction in sales volume and a slight reduction in average net sales price.
Net sales from Asia Pacific Fibre Cement for the quarter increased 17% from US$71.2 million to US$83.3 million due to favourable currency exchange rate movements and an increase in sales volume partially offset by a slightly lower average net sales price.
USA and Europe Fibre Cement
Net sales decreased 20% from US$353.2 million in the first quarter of the prior fiscal year to US$281.7 million due to decreased sales volume and a slight decrease in the average net sales price.
Sales volume decreased 20% from 584.6 million square feet to 468.5 million square feet for the quarter, primarily due to weaker demand for the company’s products in the US caused by continued weakness in housing construction activity and deteriorating economic conditions.
The average net sales price decreased slightly from US$604 per thousand square feet to US$601 per thousand square feet due to a shift in the product sales mix.
As announced on 22 May 2008, the company has closed the USA Hardie Pipe business. An insignificant amount of sales were recorded in the quarter.
Discussion
Sales in our USA Fibre Cement business continued to be significantly affected by the ongoing weakness in the US housing market, where housing starts fell 35% in the first quarter compared to the same period last year. Our results were also affected by a moderate unfavourable shift in the product mix caused by a relative increase in lower priced interior products.
Sales of exterior products declined as a result of lower demand for our siding, soffit and trim products, in all regions except Canada. Sales of interior products were also lower across all three regional divisions compared to the same period last year.
The business continued to focus on its strategy of aggressively growing demand for fibre cement and on leveraging technology to offer differentiated products with superior value to reduce direct competition. The differentiated ColorPlus® product line increased its market penetration in this quarter, compared to the same period last year. The ColorPlus® range has since been rolled out in the West and South and achieved moderate penetration rate gains compared to the same period last year.
Repair and remodelling activity has decreased but it has not been affected to the same extent as the new construction segment of the housing market. However, weakness in repair and remodelling activity led to sales of our interior products being slightly lower compared to the same quarter last year.
Management’s Analysis of Results: James Hardie – 1st Quarter FY09

Asia Pacific Fibre Cement
Net sales for the quarter increased 17% from US$71.2 million to US$83.3 million. Favorable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 14% of this increase, while the underlying Australian dollar business results accounted for the remaining 3% increase. In Australian dollars, net sales increased 3% due to a 4% increase in sales volume partially offset by a 1% decrease in average net sales price.
Discussion
On-going growth in sales of differentiated products, along with a more favourable product mix, allowed the Australian and New Zealand businesses to deliver good results in the weaker markets.
In Australia, the Australian Bureau of Statistics (ABS) reported building approvals fell 6.5% in May on a seasonally-adjusted basis, while the Housing Industry Association (HIA) reported sales down by nearly 8% year-on-year. Housing affordability was at its lowest level in ten years with financial pressure on households caused by housing interest rates of over 9% per annum and rising fuel costs.
During the quarter, the Australian business launched two new Scyon™ range products, in conjunction with a marketing campaign aimed at the renovation and re-cladding markets.
The price of non-differentiated products remained under pressure from low-priced imports and local competitors.
Residential construction in New Zealand continued to decline, with consents 17-18% lower than for the same period last year, although the commercial market remained consistent and there was some growth in renovations. The New Zealand business’ sales volume was off 6%.
In the Philippines, sales volumes and revenue declined in local currency compared to the same quarter last year as a result of a reduction in export sales and a decline in the volume of higher-priced products in the sales mix.
Gross Profit
Gross profit decreased 26% from US$166.9 million to US$124.0 million. The gross profit margin decreased 5.3 percentage points from 39.3% to 34.0%.
USA and Europe Fibre Cement gross profit decreased 33% compared to the same quarter last year due to lower sales volume, higher freight costs, higher average unit costs and a slightly lower average net sales price. The gross profit margin of the USA and Europe Fibre Cement business decreased by 6.6 percentage points.
Asia Pacific Fibre Cement gross profit increased 26% compared to the same period last year. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 15% of this increase, while the underlying Australian dollar business results accounted for the remaining 11% increase. The gross profit margin of the Asia Pacific Fibre Cement business increased by 2.2 percentage points. In Australian dollars, gross profit increased 11% as a result of the changing product mix, raw material cost management and consistent manufacturing performance.
Management’s Analysis of Results: James Hardie – 1st Quarter FY09

Selling, General and Administrative (SG&A) Expenses
SG&A expenses decreased 4% for the quarter, from US$55.5 million to US$53.3 million. As a percentage of sales, SG&A expenses increased 1.5 percentage points to 14.6%. SG&A expenses for the quarter include non-claims handling related operating expenses of the AICF of US$0.6 million.
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (ASIC) commenced civil proceedings against JHI NV, a former subsidiary and ten then-present or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the company could become responsible for other amounts in addition to the defence costs. However, at this stage, the company believes that, while incurring such amounts is reasonably possible, the actual amount or range of amounts is not estimable and accordingly as of 30 June 2008, has not recorded any related reserves.
Readers are referred to Note 8 of the company’s 30 June 2008 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 23% higher for the quarter at US$4.8 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 4% higher for the quarter at US$2.5 million.
Asbestos Adjustments
The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended Final Funding Agreement (Amended FFA) that was signed with the NSW Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date.
The asbestos adjustments for the quarter ended 30 June 2008 are as follows:

	Q1	Q1
US$ Million	FY 2009	FY 2008

Effect of foreign exchange	$(40.5)	$(33.2)

Other adjustments	—	3.1

Asbestos adjustments	$(40.5)	$(30.1)

Readers are referred to Note 7 of the company’s 30 June 2008 Condensed Consolidated Financial Statements for further information on the asbestos adjustments.
Management’s Analysis of Results: James Hardie – 1st Quarter FY09

EBIT
EBIT for the quarter decreased from US$75.0 million to US$22.9 million. EBIT for the quarter includes net unfavourable asbestos adjustments of US$40.5 million and AICF SG&A expenses of US$0.6 million. For the same period in the prior year, EBIT included net unfavourable asbestos adjustments of US$30.1 million and AICF SG&A expenses of US$0.6 million, as shown in the table below.

	Three Months Ended 30 June
			%
EBIT - US$ Millions	FY 2009	FY 2008	Change
USA and Europe Fibre Cement	$65.6	$113.1	(42)
Asia Pacific Fibre Cement	15.8	12.4	27
Research & Development	(5.0)	(4.1)	(22)
General Corporate	(12.4)	(15.7)	21
Asbestos adjustments	(40.5)	(30.1)	(35)
AICF SG&A expenses	(0.6)	(0.6)	—

EBIT	22.9	75.0	(69)

Excluding:

Asbestos:
Asbestos adjustments	40.5	30.1	35
AICF SG&A expenses	0.6	0.6	—

EBIT excluding asbestos	$64.0	$105.7	(39)

Net sales	$365.0	$424.4	(14)

EBIT margin excluding asbestos	17.5%	24.9%
USA and Europe Fibre Cement EBIT
USA and Europe Fibre Cement EBIT for the quarter decreased 42% from US$113.1 million to US$65.6 million, primarily due to reduced gross profit performance in the US, which resulted from lower sales volume, higher freight costs, higher average unit manufacturing costs and a slightly lower average net sales price. The USA and Europe Fibre Cement EBIT margin was lower by 8.7 percentage points at 23.3%.
As announced on 22 May 2008, the company has closed the USA Hardie Pipe business. A small EBIT loss was recorded for the quarter.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 27% from US$12.4 million to US$15.8 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 12% of this increase, while the underlying Australian dollar business results accounted for the remaining 15% increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 15% due to an improved gross margin performance, partially offset by increased SG&A expenses. The EBIT margin was 1.6 percentage points higher at 19.0%.
Management’s Analysis of Results: James Hardie – 1st Quarter FY09

General Corporate Costs
General corporate costs for the quarter decreased by US$3.3 million from US$15.7 million to US$12.4 million as indicated in the table on page 5, primarily due to warranty provisions relating to non-US activities of nil compared to US$4.0 million for the same period last year, partially offset by the adverse impact of foreign exchange rate movements on the high proportion of corporate costs incurred in Euros and Australian dollars, when translated into US dollars.
Net Interest (Expense) Income
Net interest (expense) income for the quarter decreased from income of US$0.5 million to an expense of US$1.1 million. The decrease was primarily due to lower interest income earned on investments and cash balances held by the AICF in the current quarter and an increase in net interest expense resulting from the higher average level of net debt outstanding compared to the same period in the prior year.
Income Tax
Income Tax Expense
Income tax expense for the quarter decreased from US$36.4 million to US$20.4 million.
The company’s effective tax rate on earnings excluding asbestos was 32.9% for the quarter compared to 34.4% for the same quarter in the prior year. The decrease in the effective tax rate excluding asbestos compared to the same period in the prior year is due to the impact of the change in the geographical mix of earnings.
Australian Taxation Office (ATO) – 1999 Disputed Amended Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment. On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing of RCI’s appeal is presently scheduled to commence in the Federal Court of Australia on 8 December 2008.
ATO – 2002 Tax Audit
The ATO is auditing the company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006.
On 8 August 2008, the Federal Court of Australia (Federal Court) made orders providing for the reinstatement of the company’s former wholly-owned subsidiary James Hardie Australia Finance Pty Limited (JHAF) to register of companies and appointing Max Donnelly of Ferrier Hodgson as the new liquidator of JHAF. JHAF was deregistered on 23 August 2005 following a voluntary winding up. The company understands that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO’s inquiries during the tax audit of fiscal year 2002.
The company is considering its position with respect to the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding up.
Management’s Analysis of Results: James Hardie – 1st Quarter FY09

Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the company announced that the IRS had issued it with a Notice of Proposed Adjustment (NOPA) that concludes that the company does not satisfy the United States – Netherlands Treaty Limitations on Benefits (LOB) provision of the US-NL Treaty applicable from early 2006 and that accordingly it is not entitled to beneficial withholding tax rates on payments from the company’s United States subsidiaries to its Netherlands companies. The company does not agree with the conclusions reached by the IRS, and the company intends to contest the IRS’ findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. If the IRS position ultimately were to prevail, the company would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after 1 February 2006 by the company’s US subsidiaries to JHI NV or the company’s Dutch finance subsidiary.
On 16 July 2008 the company issued a rebuttal response to the IRS NOPA. On 18 July 2008 the IRS issued a 30 Day Letter that concludes that the company is not in compliance with the LOB provision for calendar years 2006 and 2007 and that it is not entitled to reduced withholding tax rates on payments from the United States to The Netherlands. The 30 Day Letter notice is a formal IRS examination report that requires the company to either agree in full and pay the tax or file a formal, written protest within 30 days of the 30 Day Letter to request consideration of the issues with the Appeals Division of the IRS.
The company filed a formal protest on 18 August 2008 to exercise its rights to an impartial hearing before the Appeals Division of the IRS.
Readers are referred to Note 11 of the company’s 30 June 2008 Condensed Consolidated Financial Statements for further information on income taxes and income tax related issues.
Net Operating Profit
Net operating profit for the quarter decreased from US$39.1 million to US$1.4 million. Net operating profit excluding asbestos decreased 39% from US$68.6 million to US$41.6 million as shown in the table below.

	Three Months Ended 30 June
Net Operating Profit - US$ millions	FY 2009	FY 2008	% Change
Net operating profit	$1.4	$39.1	(96)

Excluding:

Asbestos:
Asbestos adjustments	40.5	30.1	35
Tax expense related to asbestos adjustments	—	0.4	—
AICF SG&A costs	0.6	0.6	—
AICF interest income	(0.9)	(1.6)	44

Net operating profit excluding asbestos	$41.6	68.6	(39)

Management’s Analysis of Results: James Hardie – 1st Quarter FY09

Liquidity and Capital Resources
The company has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional requirements will be met from existing cash, unutilised committed facilities, anticipated future net operating cash flows and proposed new facilities.
Excluding restricted cash, the company had cash and cash equivalents of US$171.3 million as of 30 June 2008. At that date, it also had credit facilities totalling US$490.0 million, of which US$324.5 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 June 2008
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2008	3.31%	$55.0	$50.0

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	3.38%	55.0	51.7

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	3.46%	245.0	212.8

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	3.58%	45.0	10.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$490.0	$324.5

Our credit facilities as of 30 June 2008 consist of 364-day facilities in the amount of US$55.0 million, which as of 30 June 2008, mature in December 2008. We have requested extensions of the maturity date of such credit facilities to June 2009.
At 30 June 2008, the company had net debt of US$153.2 million, a reduction of US$75.9 million from net debt of US$229.1 million at 31 March 2008. The weighted average remaining term of the total credit facilities, US$490.0 million, at 30 June 2008 was 2.2 years.
In July 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivables Policy, the company made a payment of A$184.0 million (US$162.5 million) along with the provision of a guarantee from JHI NV in favour of the ATO for the unpaid balance of the assessment. The company has also agreed to pay general interest charges (GIC) accruing on the unpaid balance of the assessment in arrears on a quarterly basis. Even if the company is ultimately
Management’s Analysis of Results: James Hardie – 1st Quarter FY09

successful in its appeal and the cash deposit is refunded, the procedural requirement to post a cash deposit and pay ongoing payments of accruing GIC pending the outcome of the appeal could materially and adversely affect the company’s financial position and liquidity in the intervening period. See “Australian Taxation Office (ATO) – 1999 Disputed Amended Assessment” above for further information on the ATO amended assessment.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments and stock repurchases or take other measures to conserve cash in order to meet its future cash flow requirements. The company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unutilised committed facilities, anticipated future net operating cash flows and proposed new facilities.
Share Buy-Back Program
The company has previously announced a share buy-back program of up to approximately 46.8 million shares. Prior to April 2008 the company had repurchased 35.7 million shares. The company did not purchase any shares during the period between 1 April 2008 and 20 August 2008. As the 12 month period for the buy-back program has now ended, the company ceased the buy-back program on 20 August 2008.
Cash Flow
Operating cash flow for the quarter ended 30 June 2008 decreased from US$131.5 million to US$94.8 million. The decrease was driven primarily by the reduced contribution from the USA and Europe Fibre Cement business.
Capital expenditures for the purchase of property, plant and equipment decreased from US$16.5 million to US$3.8 million. The company anticipates capital expenditures throughout fiscal year 2009 to be lower compared to the previous fiscal year.
Media/Analyst Enquiries:
Peter Baker
Executive Vice President – Asia Pacific

Telephone:	+61 2 8274 5239

Email:	media@jameshardie.com.au

Facsimile:	+61 2 8274 5218
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Financial Report.
These documents, along with a webcast of the presentation on 20 August 2008, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com
The company lodged its annual filing for the year ended 31 March 2008 with the SEC on 8 July 2008.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge.  Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Management’s Analysis of Results: James Hardie – 1st Quarter FY09

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.
Management’s Analysis of Results: James Hardie – 1st Quarter FY09

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos – EBIT and EBIT margin excluding asbestos are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2009	FY 2008

EBIT	$22.9	$75.0

Asbestos:
Asbestos adjustments	40.5	30.1
AICF SG&A expenses	0.6	0.6

EBIT excluding asbestos	64.0	105.7

Net Sales	$365.0	$424.4

EBIT margin excluding asbestos	17.5%	24.9%

Net operating profit excluding asbestos – Net operating profit excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2009	FY 2008

Net operating profit	$1.4	$39.1

Asbestos:
Asbestos adjustments	40.5	30.1
AICF SG&A expenses	0.6	0.6
AICF interest income	(0.9)	(1.6)
Tax expense related to as bestos adjustments	—	0.4

Net operating profit excluding asbestos	$41.6	$68.6

Diluted earnings per share excluding asbestos – Diluted earnings per share excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2009	FY 2008

Net operating profit excluding asbestos	$41.6	$68.6
Weighted average common shares outstanding — Diluted (millions)	432.2	469.4

Diluted earnings per share excluding asbestos (US cents)	9.6	14.6

Management’s Analysis of Results: James Hardie – 1st Quarter FY09

Effective tax rate excluding asbestos – Effective tax rate excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2009	FY 2008

Operating profit before income taxes	$21.8	$75.5

Asbestos:
Asbestos adjustments	40.5	30.1
AICF SG&A expenses	0.6	0.6
AICF interest income	(0.9)	(1.6)

Operating profit before income taxes excluding asbestos	$62.0	$104.6

Income tax expense	(20.4)	(36.4)

Tax expense related to asbestos adjustments	—	0.4

Income tax expense excluding asbestos	(20.4)	(36.0)

Effective tax rate excluding asbestos	32.9%	34.4%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q1	Q1
US$ Millions	FY 2009	FY 2008
EBIT	$22.9	$75.0

Depreciation and amortisation	14.0	14.2

EBITDA	$36.9	$89.2

Management’s Analysis of Results: James Hardie – 1st Quarter FY09

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net Amended FFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 7 of the 30 June 2008 Financial Report, the net Amended FFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the company’s 30 June 2008 Consolidated Financial Statements.
Management’s Analysis of Results: James Hardie – 1st Quarter FY09

James Hardie Industries N.V.
Consolidated Balance Sheet
30 June 2008
(unaudited)

	Total Fibre Cement
	Operations- excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported
ASSETS
Current assets
Cash and cash equivalents	$320.9	$(149.6)	$171.3
Restricted cash and cash equivalents	5.2	—	5.2
Restricted cash and cash equivalents — Asbestos	—	16.5	16.5
Restricted short-term investments — Asbestos	—	82.3	82.3
Accounts and notes receivable, net of allowance for doubtful accounts of $1.7 million	140.5	0.1	140.6
Inventories	159.0	—	159.0
Prepaid expenses and other current assets	17.4	0.3	17.7
Insurance receivable - Asbestos	—	14.7	14.7
Workers’ compensation - Asbestos	—	7.2	7.2
Deferred income taxes	18.5	—	18.5
Deferred income taxes - Asbestos	—	9.1	9.1

Total current assets	661.5	(19.4)	642.1
Property, plant and equipment, net	747.4	0.8	748.2
Insurance receivable - Asbestos	—	198.7	198.7
Workers’ compensation - Asbestos	—	82.4	82.4
Deferred income taxes	47.6	—	47.6
Deferred income taxes - Asbestos	—	414.3	414.3
Deposit with Australian Taxation Office	222.8	—	222.8
Other assets	1.2	—	1.2

Total assets	$1,680.5	$676.8	$2,357.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$91.3	$1.1	$92.4
Short-term debt	101.7	—	101.7
Dividends payable	34.6	—	34.6
Accrued payroll and employee benefits	20.8	0.2	21.0
Accrued product warranties	7.8	—	7.8
Income taxes payable	35.9	(24.1)	11.8
Asbestos liability	—	82.5	82.5
Workers’ compensation - Asbestos	—	7.2	7.2
Other liabilities	36.8	—	36.8

Total current liabilities	328.9	66.9	395.8
Long-term debt	222.8	—	222.8
Deferred income taxes	126.0	—	126.0
Accrued product warranties	11.3	—	11.3
Asbestos liability	—	1,542.8	1,542.8
Workers’ compensation - Asbestos	—	82.4	82.4
Other liabilities	210.3	3.5	213.8

Total liabilities	899.3	1,695.6	2,594.9

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	219.7	—	219.7
Additional paid-in capital	21.4	—	21.4
Retained earnings (accumulated deficit)	527.5	(1,015.2)	(487.7)
Common stock in treasury	(4.0)	—	(4.0)
Accumulated other comprehensive income	16.6	(3.6)	13.0

Total shareholders’ equity (deficit)	781.2	(1,018.8)	(237.6)

Total liabilities and shareholders’ equity (deficit)	$1,680.5	$676.8	$2,357.3

Management’s Analysis of Results: James Hardie – 1st Quarter FY09

James Hardie Industries N.V.
Consolidated Statement of Operations
For the three months ended 30 June 2008
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported
Net Sales	365.0	—	365.0
Cost of goods sold	(241.0)	—	(241.0)

Gross profit	124.0	—	124.0
Selling, general and administrative expenses	(52.7)	(0.6)	(53.3)
Research and development expenses	(7.3)	—	(7.3)
Asbestos adjustments	—	(40.5)	(40.5)

EBIT	64.0	(41.1)	22.9
Net Interest (expense) income	(2.0)	0.9	(1.1)

Operating profit (loss) before income taxes	62.0	(40.2)	21.8
Income tax expense	(20.4)	—	(20.4)

Net Operating Profit (Loss)	$41.6	$(40.2)	$1.4

Management’s Analysis of Results: James Hardie – 1st Quarter FY09

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the three months ended 30 June 2008
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported
Cash Flows from Operating Activities

Net Income (loss)	$41.6	$(40.2)	$1.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	14.0	—	14.0
Deferred income taxes	(6.9)	—	(6.9)
Stock-based compensation	2.0	—	2.0
Asbestos adjustments	—	40.5	40.5
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(0.2)	22.3	22.1
Accounts and notes receivable	(9.0)	(0.4)	(9.4)
Inventories	21.2	—	21.2
Prepaid expenses and other current assets	10.5	0.1	10.6
Insurance receivable — Asbestos	—	5.1	5.1
Accounts payable and accrued liabilities	(15.5)	0.3	(15.2)
Asbestos liability	—	(27.7)	(27.7)
Deposit with Australian Taxation Office	(3.1)	—	(3.1)
Other accrued liabilities and other liabilities	40.2	—	40.2

Net cash provided by operating activities	$94.8	$—	$94.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(3.8)	—	(3.8)

Net cash used in investing activities	$(3.8)	$—	$(3.8)

Cash Flows from Financing Activities
Proceeds from short term borrowings	11.7	—	11.7
Proceeds from long term borrowings	48.3	—	48.3
Proceeds from issuance of shares	0.1	—	0.1

Net cash provided by financing activities	$60.1	$—	$60.1

Effects of exchange rate changes on cash	(15.2)	—	(15.2)

Net increase in cash and cash equivalents	135.9	—	135.9
Cash and cash equivalents at beginning of period	35.4	—	35.4

Cash and cash equivalents at end of period	$171.3	$—	$171.3

Components of Cash and Cash Equivalents
Cash at bank and on hand	136.3	—	136.3
Short-term deposits	35.0	—	35.0

Cash and cash equivalents at end of period	$171.3	$—	$171.3

Management’s Analysis of Results: James Hardie – 1st Quarter FY09

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•	statements regarding tax liabilities and related audits and proceedings;
•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;
•	expectations concerning indemnification obligations;
•	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;
•	expectations that our credit facilities will be extended or renewed;
•	expectations concerning dividend payments;
•	projections of our results of operations or financial condition;
•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions dispositions and our products;
•	statements about our future performance; and
•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information – Risk Factors” beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Management’s Analysis of Results: James Hardie – 1st Quarter FY09